UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2016

FINTECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-36846	46-5380892
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

712 Fifth Avenue, 8th Floor New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 506-3815

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On July 25, 2016, FinTech Acquisition Corp. (the “Company” or “FinTech”) announced that it has postponed its special meeting of stockholders (the “Special Meeting”) to be held with respect to its proposed acquisition of FTS Holding Corporation (“CardConnect”) pursuant to that Agreement and Plan of Merger, dated as of March 7, 2016, as amended, by and among the Company, its wholly-owned subsidiary, FinTech Merger Sub, Inc. (“Merger Sub”), and CardConnect, which provides for the merger (the “Merger”) of CardConnect with and into Merger Sub. The Special Meeting will take place at 11:00 a.m., Eastern Time, on July 28, 2016 at the offices of FinTech Acquisition Corp., 712 Fifth Avenue, 8th Floor, New York, New York 10019. In connection with the change of date of the Special Meeting, the deadline for delivery of public shares in connection with the redemption rights held by FinTech’s stockholders is 5:00 p.m., Eastern Time on July 26, 2016. Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference into this Item 8.01 is a copy of the press release issued July 25, 2016.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger and the solicitation of proxies for the Special Meeting, FinTech has filed with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 (SEC File Nos. 333-211139 and 333-212484) (together, the “Registration Statement”) and mailed to its stockholders a definitive proxy statement/prospectus. The press release does not contain all the information that should be considered concerning the Merger. It is not intended to provide the basis for any investment decision or any other decision in respect of the proposed Merger. FinTech stockholders and other interested persons are advised to read the Registration Statement, as amended, and the definitive proxy statement/prospectus, which are available along with other documents filed by FinTech with the SEC, without charge, at the SEC's Internet site at http://www.sec.gov, or by directing a request to: FinTech Acquisition Corp., 712 Fifth Avenue, 8th Floor, New York, New York 10019, attention: James J. McEntee, III, telephone 212.506.3815.

Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements concerning the timing of the Merger and the Special Meeting. These statements are based on FinTech’s or CardConnect’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of FinTech’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of FinTech or other conditions to closing in the Merger Agreement; and (3) the ability of the post-Merger public entity to meet NASDAQ’s listing standards following the Merger. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FinTech’s most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov., and are also provided in the Registration Statement and in FinTech’s definitive proxy statement/prospectus. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and FinTech and CardConnect undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Participants in the Solicitation

FinTech and its directors and officers may be deemed participants in the solicitation of proxies to FinTech’s stockholders with respect to the Merger and related transactions. Information regarding FinTech’s directors and officers is available in FinTech’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, which has been filed with the SEC. Additional information is also contained in FinTech’s definitive proxy statement/prospectus relating to the proposed Merger.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.  Financial Statements and Exhibits.

(d)      Exhibits.

Exhibit No.	Description

99.1	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINTECH ACQUISITION CORP.

Dated: July 25, 2016	By:	/s/ James J. McEntee, III
	Name:	James J. McEntee, III
	Title:	Chief Financial Officer and
Chief Operating Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

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